UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-36797

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

StealthGas Inc.

Subsequent to the printing of the proxy materials for the 2019 annual meeting of stockholders of StealthGas Inc. (the “Company”), which are filed as exhibits to this report, Mr. Lambros Babilis, the Deputy Chairman of the Board of Directors and Executive Director of the Company, notified the Company that he will be resigning from these positions, which will reduce the size of the Company’s Board of Directors to four directors, and from his position as Chief Executive Officer of the Company’s manager, Stealth Maritime Corporation, in each case effective as of August 31, 2019.

EXHIBIT INDEX

99.1	Proxy Statement for the 2019 Annual Meeting of Stockholders

99.2	Proxy Card for the 2019 Annual Meeting of Stockholders

99.3	Notice of Internet Availability of Proxy Materials

99.4	2018 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2019

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer